Filed Pursuant to Rule 424(b)(3)
Registration No. 333-113883

DIASYS CORPORATION

Prospectus Supplement
(To Prospectus Dated May 12, 2004)

                    Prospective investors should read this prospectus supplement and the related prospectus carefully before investing in DiaSys Corporation's common stock. Both documents contain information prospective investors should consider when making an investment decision.

                    The attached prospectus relates to the resale of shares acquired by Icon Investors Ltd. pursuant to an equity line of credit. Because Icon Investors may sell some or all of these shares, and since there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, DiaSys cannot estimate the actual number of shares that Icon Investors will hold after the completion of the offering.

                    The following provides information concerning the most recent drawdown requested by DiaSys under the equity line of credit.
Date of Sale	Shares Sold	Average Sale Price Per Share	Proceeds to DiaSys

August 11, 2004	37,500	$.43	$16,174.11

                   DiaSys may also be required to pay a consulting fee to Capital Management Internationale in the event total proceeds of sales to Icon exceed $200,000. The fee allocable to the current draw down would be $808.71.

                  DiaSys Corporation's common stock is quoted on the American Stock Exchange under the symbol DYX. On August 3, 2004 the closing price for one share of DiaSys's common stock was $0.44.

                   DiaSys expects to use the proceeds from the sale of these shares for general and administrative expenses.

The date of this Prospectus Supplement is August 11, 2004.